Exhibit 99.77

Torex Resources Inc.

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.	Names of the Parties to the Transaction

Torex Resources Inc. (the “Company”)

Item 2.	Description of the Transaction

On October 28, 2026, the Company changed its name from Torex Gold Resources Inc. to Torex Resources Inc., as approved at its most recent annual and special meeting of shareholders.

Item 3.	Effective Date of the Transaction

October 28, 2026

Item 4.	Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Not applicable.

Item 5.	Date of First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6.	Periods for which Financial Statements are Required to be Filed

Not applicable.

Item 7.	Documents Filed under National Instrument 51-102

For further details about the name change, refer to (i) the management information circular dated May 6, 2026, (ii) the news release dated October 28, 2026, and (iii) the material change report dated November 5, 2026. Copies of these documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Dated: November 5, 2026